

January 30, 2015

Via E-mail
James Whang
Treasurer
Fixed Income Client Solutions LLC
214 N. Tryon Street
Suite 2636
Charlotte, North Carolina 28202

> **Re:** **Fixed Income Trust for Prudential Financial, Inc. Notes, Series 2012-1**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **File No. 001-35579**

Dear Mr. Whang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1122 of Regulation AB. Compliance with Applicable Servicing Criteria

1. Under Item 1122(c) of Regulation AB, the body of the Form 10-K report is to identify any material instance of noncompliance identified in any party's report on assessment of compliance with servicing criteria. We note your statement that "[n]either the Report on Assessment or the related Attestation Report has identified any material instances of noncompliance with the servicing criteria described in the Report on Assessment as being applicable to The Bank of New York Mellon." The Assertion of Compliance with Applicable Servicing Criteria provided by The Bank of New York Mellon and filed as Exhibit 33.1 to the Form 10-K, however, states that there were material instances of noncompliance with respect to Item 1122(d)(3)(i)(A) and Item 1122(d)(3)(ii) of Regulation AB. Please revise your report on Form 10-K to disclose these material instances of noncompliance. Please also confirm to us that if any party's report on assessment of compliance with servicing criteria required under Item 1122 of Regulation

AB identifies any material instance(s) of noncompliance with the servicing criteria in future filings for this and any other transactions for which you act as depositor, you will identify the material instance(s) of noncompliance in the report on Form 10-K.

Schedule B to Exhibit 33.1

2. We note the disclosure here regarding The Bank of New York Mellon's identified material instance of noncompliance with Item 1122(d)(3)(i) servicing criterion, and the statement that "certain reports to investors were not prepared in accordance with the timeframes and other terms set forth in the related transaction agreements." With a view to disclosure, please tell us:

- whether the transaction covered by this Form 10-K is part of the sample transactions reviewed to assess compliance with the applicable servicing criterion;
- if the transaction covered by this Form 10-K was part of the transactions reviewed, whether the identified material instance of noncompliance involved this transaction;
- identification of the "certain reports" (including time frames covered by the reports) that were impacted by the material instance of noncompliance;
- the nature, extent and scope of the information that was not prepared in accordance with the terms of the transaction agreements; and
- whether investors were materially impacted or effected as a result of the material instance of noncompliance.

3. Please confirm that any Item 1122 report provided in connection with future filings for this and any other transaction for which you act as depositor that identifies a material instance of noncompliance with the servicing criteria will provide disclosure, similar to what we have requested in the above comment, to address the extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material instance of noncompliance, and the party's current plans, if any, or actions already undertaken for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance.

Signatures

4. We note that you signed the Form 10-K for Fixed Income Client Solutions LLC, "as Depositor for Fixed Income Trust For Goldman Sachs Subordinated Notes, Series 2011-1." This Form 10-K, however, is for the Fixed Income Trust for Prudential Financial, Inc. Notes, Series 2012-1. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kayla Florio at (202) 551-3490 or me at (202) 551-3731 with any other questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel

cc: Mark Riccardi, Chapman & Cutler LLP